UNITED  STATES OF AMERICA
          SECURITIES AND EXCHENGE COMMISSION
                   Washington, D. C. 20549

     Application of Northeast           CERTIFICATE PURSUANT TO
     Utilities Service Company,         RULE 24 UNDER THE
     The Connecticut Light and          PULIC UTILITY HOLDING
     Power Company, Public              COMPANY ACT OF 1935
     Service Company of New
     Hampshire, Holyoke Water
     Power Company and Western
     Massachusetts Electric
     Company (File No. 70-8641)

          Pursuant to the requirements of Rule 24 under the Public Utility Holding Company Act of 1935, Northeast Utilities Service Company, a wholly-owned subsidiary of Northeast Utilities, a registered holding company, hereby certifies that the transactions authorized by the Commission's Order in this file No. 70-8641 dated August 18, 1995 (Rel. No. 35-26359)("Order") have been carried out in accordance with the terms and conditions of and for the purposes represented by the Application, as amended, herein, and the Order. No further transaction authorized by the order will be consummated henceforth.

     Exhibit

     F-2  "Past-Tense" Opinion of Counsel


          Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this certificate to be signed on its behalf by the undersigned thereunto duly authorized.


               /s/ John J. Roman
               John J. Roman
               Vice President and Controller
               Northeast Utilities Service Company







August 16, 2001